Exhibit 99.1

IHS Towers Agrees to Sell its 51.0% Stake in I-Systems to TIM S.A.

February 11, 2026, London/São Paulo: IHS Fiber Brasil – Cessão de Infraestruturas Ltda, part of IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count, has agreed to sell its 51% stake in I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) (the “I-Systems transaction”), a specialist provider of shared optical fiber networks in Brazil, to TIM. S.A. (“TIM”), the owner of the remaining 49% of I-Systems.

The I-Systems network covers approximately 9.3 million homes passed (of which approximately 6.4 are Fiber-to-the-Home) and spans approximately 22,250 route kilometers.1 This will result in IHS Towers’ exit from the Brazilian fiber sector.

The I-Systems transaction, reflecting an enterprise value2 of $452.6 million, is aligned with the Company’s previously announced strategic initiatives, helping to focus the growth of the Company in lower capex, higher return businesses. This transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close later in 2026.

J.P. Morgan is acting as financial advisor to IHS Towers.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “Today’s announcement to sell I-Systems to TIM forms part of our strategic initiatives targeted at shareholder value creation, designed to help focus our growth on lower capex, higher return businesses. We extend our sincere appreciation to our colleagues, customers, and partners whose commitment has enabled the successful development of our fiber business in Brazil.”

Alberto Griselli, CEO, TIM Brasil, commented, “This transaction marks another strategic move by TIM to strengthen its presence in the broadband market, a defining front for the company in 2025. By improving end-to-end connectivity quality, TIM aims to enhance customer experience, boost operational efficiency, and reinforce its position for upcoming FTTH opportunities, while maintaining a strong focus on profitability and cash generation.”

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 37,000 towers across its seven markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About TIM S.A: Evolving together with respect and courage, transforming technology into freedom”. This is TIM’s purpose. The company has been operating in Brazil for over 25 years and is leading important market movements and bringing digital transformation to the different areas of society. TIM has the largest 5G coverage in the country and is the only one that reaches all cities with its 4G network, in line with its leading attitude and slogan: “Imagine the possibilities.” The company’s evolution is always backed by a commitment to the best environmental, social, and governance practices. This makes it the first and only company in the telecommunications sector to be included in all sustainability portfolios on the Brazilian stock exchange: the Corporate Sustainability Index (ISE B3), the Carbon Efficient Index (ICO2 B3), IDIVERSA B3, and IGPTW B3. For more information, visit www.tim.com.br.

1 As of December 31, 2024.

2 Enterprise value is defined as anticipated cash consideration to be received plus borrowings less cash in the business and stated for a 100% shareholding.

Cautionary Language Regarding Forward-Looking Statements

This document contains forward-looking statements, including regarding the closing of future transactions. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

Certain definitions

We define Adjusted EBITDA for the Group as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net impairment/(reversal of impairment) of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business. See our unaudited condensed consolidated interim financial statements filed with the U.S. Securities and Exchange Commission for additional information, definitions and a reconciliation to the most comparable IFRS measures.

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